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------
FORM 3
------        UNITED STATES SECURITIES AND EXCHANGE COMMISSION                                      ------------------------------
                           WASHINGTON, D.C.  20549                                                           OMB APPROVAL
           INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES                                  OMB NUMBER           3235-0104
                                                                                                    EXPIRES:    SEPTEMBER 30, 1998
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section                     ESTIMATED AVERAGE BURDEN
   17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)                         HOURS PER RESPONSE         0.5
                   of the Investment Company Act of 1940                                            ------------------------------
(Print or Type Responses)

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 1. Name and Address of Reporting    2. Date of Event        4. Issuer Name and Ticker or Trading Symbol
    Person*                          Requiring Statement
                                        (Month/Day/Year)     Regent Assisted Living, Inc. (RGNT)
 LTC Healthcare, Inc.                    March 26, 1998
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                                     3. I.R.S.               5. Relationship of Reporting Person(s)    6. If Amendment, Date of
                                        Identification          to Issuer                                 Original
                                        Number of                     (Check all applicable)              (Month/Day/Year)
                                        Reporting Person,
                                        if an entity                   Director      X  10% Owner
  300 Esplanade Drive, Suite 1860       (voluntary)              ------           ------              -----------------------------
------------------------------------                                   Officer           Other         7.  Individual or
           (Street)                                              ------           -------                  Joint/Group Filing
                                        91-1895305          (give title below)  (specify below)           (Check Applicable Line)
                                                                                                       X  Form filed by One
                                                              -----------------------------------     --- Reporting Person
                                                                                                      --- Form filed by More
 Oxnard, California 93030                                                                                 than One Reporting Person
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 (City)   (State)   (Zip)                                   TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                 2. Amount of Securities   3. Ownership       4. Nature of Indirect Beneficial Ownership
    (Instr. 4)                           Beneficially Owned        Form:              (Instr. 5)
                                         (Instr. 4)                Direct (D) or
                                                                   Indirect (I)
                                                                   (Instr. 5)
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Reminder: Report on a separate line for each class of securities                                                      (PAGE 1 of 2)
beneficially owned directly or indirectly.                                                                          SEC 1473 (7/97)
*If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v)
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    Potential persons who are to respond to the collection of inforamtion contained in this form are not required to respond unless
            the form displays a currently valid OMB control number

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FORM 3 (CONTINUED)            TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS,
                                                          CONVERTIBLE SECURITIES)

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1. Title of                   2. Date Exercisable and     3. Title and Amount     4. Conversion   5. Ownership Form    6. Nature of
   Derivative                    Expiration Date             of Securities           or Exercise     of Derivative        Indirect
   Security                     (Month/Day/Year)             Underlying              Price of        Security: Direct     Beneficial
  (Instr. 4)                                                 Derivative Security     Derivative      (D) or Indirect (I)  Ownership
                                                             (Instr. 4)              Security        (Instr. 5)           (Instr. 5)
                              -------------------------------------------------------
                              Date         Expiration                Amount or Number
                              Exercisable  Date          Title       of Shares
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 7.5% Convertible             March 30,    March 31,  Common Stock,  533,333*        $7.50, subject  (D)
 Subordinated Notes Due        1998         2008      no par value                   to adjustment
 March 31, 2008 (the "Notes")
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Explanation of Responses:

* Regent Assisted Living, Inc. has an option to require LTC Healthcare, Inc. to purchase up to an additional $6 million principal amount of Notes (convertible into up to 800,000 additional shares of Common Stock at a conversion price of $7.50 per share, subject to adjustment). Such option must be exercised on or prior to March 31, 2000.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

LTC HEALTHCARE, INC.
By: /s/ Pamela J. Privett                                   April 6, 1998
   -----------------------------------------               ---------------
   **Signature of Reporting Person                               Date
   Name: Pamela J. Privett
   Title: Senior Vice President, General Counsel and Secretary


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